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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
   [As last amended in Release No. 34-3511, December 19, 1994, 59 F.R. 67752]

                           NOTIFICATION OF LATE FILING

(Check One)
[ ]   FORM 10-K AND FORM 10-KSB                   [ ]    FORM 20-F
      For period ended ______________                    For period ended ______________

[ ]   FORM 11-K                                   [X]    FORM 10-Q AND FORM 10-QSB
      For period ended ______________                    For period ended July 31, 2000

[ ]   FORM N-SAR
      For period ended ______________

(Mark One)
[ ]   TRANSITION REPORT ON FORM 10-K              [ ]    TRANSITION REPORT ON FORM 20-F
For the transition period ended ___________              For the transition period ended ________________

[ ]   TRANSITION REPORT ON FORM 11-K              [ ]    TRANSITION REPORT ON FORM 10-Q
For the transition period ended ___________              For the transition period ended ________________

[ ]   TRANSITION REPORT ON FORM N-SAR
For the transition period ended ___________


                            SEC FILE NUMBER 333-59037
                             CUSIP NUMBER 540205AAP

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PART I - REGISTRANT INFORMATION:
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Lodestar Holdings, Inc.                                     Rencoal, Inc.
(Full name of registrant)                                   (Former Name)
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30 Rockefeller Plaza, Suite 4225
(Address of Principal Executive Office - Street and Number)
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New York, New York                                          10112
(City, State and Zip Code)
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PART II - RULES 12b-25 (b) AND (c):
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [PARA. 23,047], the following should be completed. (Check box if appropriate)

        |(a)      The reasons described in reasonable detail in Part III of this
        |         form could not be eliminated without unreasonable effort or
        |         expense;
    [X] |(b)      The subject annual report, semi-annual report, transition
        |         report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
        |         thereof will be filed on or before the fifteenth calendar day
        |         following the prescribed due date; or the subject quarterly
        |         report or transition report on Form 10-Q, or portion thereof
        |         will be filed on or before the fifth calendar day following
        |         the prescribed due date; and
        |(c)      The accountant's statement or other exhibit required by Rule
        |         12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE:
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(State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period --- Attach Extra Sheets if needed)


The Company's third quarter, 2000, Form 10-Q filing is pending resolution of certain accounting and disclosure issues.


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PART IV - OTHER INFORMATION:
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(1)      Name and telephone number of person to contact in regard to this notification

MICHAEL E. DONOHUE                      (859)         255-4006
(Name)                                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] YES               [ ]  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] YES               [ ]  NO

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In July 2000, Lodestar management determined that efforts to improve the White Oak mine operating results had been unsuccessful. The decision was made to close this mine when retreat



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         mining methods have been exhausted, which is expected to occur during the second quarter of fiscal 2001. During the three months ended July 31, 2000, Lodestar recorded a pre-tax non-cash charge of $6.5 million to establish provisions required in conjunction with the closure of this operation.

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LODESTAR HOLDINGS, INC.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Date:  September 14, 2000
                                           ------------------


                                    /s/ Michael E. Donohue
                                    ----------------------
                                    By:  Michael E. Donohue
                                    Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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